UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

______________

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2010

Commission File Number: 001-34477

AUTOCHINA INTERNATIONAL LIMITED
(Translation of registrant’s name into English))

10F, Room#1005, Fortune Int’l Building
No. 17, North DaLiuShu Road
Hai Dian District, Beijing 100081
        People’s Republic of China
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                                          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                                No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Other Events.

On August 3, 2010, AutoChina International Limited (the “Company”) issued a press release announcing that the Company’s Board of Directors had authorized a share repurchase program.

Pursuant to the authorization of the Board of Directors, the Company may repurchase up to two million of its ordinary shares in the open market at prices below $35 per share. The program will expire on February 2, 2011.  The timing and the amount of any repurchases will be determined by the Company's management, based on its evaluation of market conditions and other factors. The repurchase program may be modified, suspended or discontinued at any time without prior notice.

Exhibits.

Exhibit No.	Description

99.1	Press Release, dated August 3, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Dated: August 4, 2010	By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chief Executive Officer

Exhibit Index

Exhibit No.	Description

99.1	Press Release dated, August 3, 2010.